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Exhibit 14

ETS PAYPHONES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

EFFECTIVE AS OF MARCH 27, 2003

        This Code of Business Conduct and Ethics (the "Code of Ethics") applies to all directors, officers and employees (collectively, "Covered Persons") of ETS Payphones, Inc. (the "Company"). This Code of Ethics is being adopted to deter wrongdoing and to promote:

            (i)  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

           (ii)  avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of Ethics of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

          (iii)  full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

          (iv)  compliance with all applicable governmental laws, rules and regulations;

           (v)  the prompt internal reporting of Code of Ethics violations to an appropriate person or persons identified in the Code of Ethics; and

          (vi)  accountability for adherence to the Code of Ethics.

        This Code of Ethics does not summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. As noted above, the Company is required to monitor and audit the effectiveness of this Code of Ethics. If you have any questions regarding this Code of Ethics, please consult with the Company's counsel. You are also encouraged to bring any matter to the Company's Audit Committee or Board of Directors, anonymously, confidentially or otherwise, which will, subject to its duties under applicable law, regulations and legal proceedings, treat such submissions confidentially. Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee.

1.     Each Covered Person must avoid any transaction or arrangement that would create a conflict of interest or the appearance of a conflict of interest between personal and professional relationships.

        All Covered Persons should be scrupulous in avoiding a conflict of interest with regard to the Company's interests. A conflict of interest exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a Covered Person, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. A conflict of interest can also arise when a family member is involved in a transaction or arrangement that in any way casts doubt upon the Covered Person's independence. A "family member" includes a Covered Person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers-in-law, and anyone (other than employees) who shares the Covered Person's home. Loans to, or guarantees of obligations of, Covered Persons and their respective family members may create conflicts of interest. Federal law prohibits loans to directors and executive officers of public reporting companies.

        Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors or committees of the Board. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Company's counsel. Any Covered Person who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in this Code of Ethics.

2.     Covered Persons may only accept items of nominal value as gifts from the Company or any individual or entity that is involved or seeks to become involved in a business relationship with the Company.

        Gifts to Covered Persons must be inexpensive, unsolicited and not given with the objective of influencing the Covered Person's judgment. It is acceptable for a Covered Person to accept modest meals or other inexpensive forms of entertainment from individuals or entities that are involved or seek to become involved in a business relationship with the Company as long as these items are not provided in order to influence the Covered Person's business judgment or decision. Under no circumstances is a Covered Person permitted to accept payments, loans, kickbacks, bribes, special privileges or services from anyone. If there are any questions or a borderline case, Covered Persons should discuss them with the Company's Audit Committee or counsel.

3.     All Covered Persons are responsible for maintaining accurate financial records for the Company.

        Covered Persons must closely adhere to the following accounting guidelines:

            (i)  All assets, liabilities and transactions of the Company should be accurately recorded in accordance with the Company's record keeping procedures and generally accepted accounting principles;

           (ii)  No false or misleading entries are permitted to be knowingly made or caused to be made in the Company's record books, even if such entries would not be material to the Company or its operations as a whole; and

          (iii)  Any entries that are inaccurate, false or irregular should be promptly reported to a member of the Audit Committee for an immediate corrective action.

4.     Covered Persons must recognize that confidential information is an asset of the Company, and must refrain from using inside information to their personal advantage.

        Covered Persons must maintain the confidentiality of information entrusted to them by the Company or its customers or suppliers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers or suppliers, if disclosed.

        Covered Persons are prohibited from engaging in insider trading transactions. At its core, the prohibition against insider trading focuses on the buying, selling or trading in securities using non-public information. The prohibition applies to securities of the Company as well as to customers and suppliers of the Company, or any entity with which the Company has a business relationship. In addition to refraining from using inside information in making their own investment decisions, Covered Persons should also avoid discussing the inside information with friends or family members (whether at home or in the public) or mailing or faxing inside information to outside sources unless appropriate confidentiality agreements are in place to ensure that material, non-public information is not used improperly.

5.     The conduct of Covered Persons should be governed by the highest standards of integrity and fairness.

        Covered Persons should avoid those situations in which outside personal interests conflict with the Company's business. These situations include:

            (i)  Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that is involved or seeks to become involved in a business relationship with the Company;

           (ii)  Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that competes for business with the Company;

          (iii)  Outside employment of a Covered Person, or a member of his or her immediate family, whether as a consultant, director, officer, employee or independent contractor, with an entity that is involved or seeks to become involved in a business relationship with the Company; or

          (iv)  Appointment of a Covered Person, or a member of his or her immediate family, to a public office, board or commission that may create an appearance of a conflict of interest between the goals and purposes of that organization and the Company's business. Such appointment would include a "public service" organization or a not-for-profit organization.

6.     Covered Persons must engage in fair dealing in all circumstances.

        Covered Persons should endeavor to deal fairly with the Company's customers, suppliers, competitors, officers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

7.     Covered Persons must protect and properly use the Company's assets.

        Covered Persons should protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

8.     Covered Persons must not take for themselves opportunities that they discover while working for the Company, or use corporate property or information for personal gain.

        Covered Persons must not (i) take personal advantage of a situation or knowledge acquired through the use of his or her position or the Company's property, if the situation or knowledge could be used for the Company's benefit; (ii) use his or her position or Company property or information for personal gain; or (iii) compete with the Company. Covered Persons owe a duty to the Company to advance the Company's interests whenever the opportunity arises.

9.     In drafting periodic reports that are to be filed with the Securities and Exchange Commission once the Company becomes a public reporting company, Covered Persons should take all steps necessary to ensure full, fair, accurate, timely and complete disclosure.

          (i)    Go Beyond the Minimum Disclosure Required by Law.    Covered Persons should go beyond the minimum requirements to convey the full financial picture of the Company to the public. Areas of special attention include: off-balance sheet structures, insider and affiliated party transactions, board relationships, accounting policies, and auditor relationships.

          (ii)    Make Sure All Relationships that Could Give Rise to Any Perceived Conflicts are Fully Disclosed.    It is important to ensure that any transaction that threatens to create the appearance of a conflict of interest must be fully disclosed in the Company's periodic reports.

          (iii)    Use the Management Discussion and Analysis Section ("MD&A") to Paint a Complete Picture of the Company's Financial Condition.    A well-written MD&A analysis should be used in

  order to explain fully all of the key factors, risks and assumptions that support the Company's business model. While the analysis is far from being an exact science, the MD&A analysis should be used to appraise fully and accurately the investors of the Company's financial condition.

          (iv)    Use More Plain English.    Although "plain English" rules presently do not apply to periodic reports on Forms 10-K and 10-Q, the basic principles, such as the use of active voice and avoidance of unnecessarily legalistic language, should nonetheless be utilized in discussions of the Company's financial condition. Covered Persons should strive to present their analysis of the Company's financial condition in such a way that average investors could reasonably be expected to understand the importance of the information contained in the periodic reports.

          (v)    Seek Guidance from the Audit Committee.    Covered Persons should maintain a constant working relationship with the Audit Committee to ensure that accounting standards are being applied uniformly and that the Company's disclosure is supported by sound judgment and analysis.

          (vi)    Provide Management with Ample Time to Review and Comment on Disclosure Documents.    Covered Persons should focus on completing the financial disclosure in periodic reports well ahead of the timing deadlines to allow more time for review by management and auditors.

10.   Covered Persons must comply with all laws and regulations that apply to the Company's business.

        All Covered Persons should understand those laws that apply to them in the performance of their duties and ensure that their decisions and actions are conducted in conformity with those laws. Any violation of the applicable laws can subject the Company or the implicated Covered Person to liability. Any inquiries relating to compliance with applicable laws and regulations should be directed to the Company's counsel.

11.   Covered Persons must report any illegal or unethical behavior.

        Covered Persons are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Covered Persons who are concerned that violations of this Code of Ethics or that other illegal or unethical conduct by employees, officers or directors of the Company have occurred or may occur should either contact their supervisor or superiors. If they do not believe it appropriate or are not comfortable approaching their supervisors or superiors about their concerns or complaints, then they may contact either the Company's counsel or the Company's Audit Committee or Board of Directors. If their concerns or complaints require confidentiality, including keeping their identity anonymous, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

12.   The Company will not permit retaliation against Covered Persons.

        The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code of Ethics or other illegal or unethical conduct.

13.   Amendments, modifications and waivers.

        This Code of Ethics may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder and the rules of any applicable national exchange.

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  Exhibit 14
ETS PAYPHONES, INC. CODE OF BUSINESS CONDUCT AND ETHICS EFFECTIVE AS OF MARCH 27, 2003